SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2, 2021

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 and Exhibit 99.2 to this current report on Form 6-K are incorporated by reference into: (1) the Registration Statement on Form F-3 and the related prospectus supplement to be filed by Alibaba Group Holding Limited (“we,” “us,” “our” and the “Company”) with the Securities and Exchange Commission on or around the date hereof; and (2) our Registration Statements on Form S-8 (No. 333-199133, No. 333-214595, No. 333-219292, No. 333-226521, No. 333-233794 and No. 333-248584) and Form F-3 (No. 333-234662).

EXPLANATORY NOTE

We are furnishing this Current Report on Form 6-K (this “Form 6-K”) to reflect changes to the presentation of our financial information as set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2020 (the “2020 Form 20-F”), as filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2020. The information in this Form 6-K is not an amendment to the 2020 Form 20-F or a restatement of the financial statements included therein.

As previously disclosed in our Current Report on Form 6-K, originally furnished to the SEC on August 20, 2020, and our Current Report on Form 6-K, originally furnished to the SEC on November 5, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because our self-developed online games business has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance.

In addition, as previously disclosed in our Current Report on Form 6-K, originally furnished to the SEC on November 5, 2020, we grouped our commission revenue as previously reported into customer management revenue in order to better reflect our value proposition to merchants on our platforms. Customer management revenue, which now includes commission revenue, will continue to be reported under our China commerce retail business within the core commerce segment.

All information presented has been recast to reflect these changes. Portions of the following items from the 2020 Form 20-F have been updated and superseded to reflect these changes: Part I, Item 5. Operating and Financial Review and Prospects – A. Operating Results (furnished as Exhibit 99.1) and Part III, Item 18. Financial Statements (furnished as Exhibit 99.2).

No items in the 2020 Form 20-F other than those identified above are being updated by this Form 6-K. Information in the 2020 Form 20-F is generally stated as of March 31, 2020 and this Form 6-K does not reflect any subsequent information or events other than the changes noted above. Without limiting the foregoing, this Form 6-K does not purport to update the Operating and Financial Review and Prospects contained in the 2020 Form 20-F for any information, uncertainties, transactions, risks, events, or trends occurring, or known to management, other than the events described above. For a discussion of events and developments subsequent to the filing of the 2020 Form 20-F, please refer to our SEC filings and furnishings since that date.

This Form 6-K should be read in conjunction with the 2020 Form 20-F, and any other documents we have filed with or furnished to the SEC subsequent to July 9, 2020.

EXHIBITS

Exhibit 23.1 –	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm

Exhibit 99.1 –

Updated Part I, Item 5. Operating and Financial Review and Prospects – A. Operating Results, from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as filed with the Securities and Exchange Commission on July 9, 2020

Exhibit 99.2 –

Updated Part III, Item 18. Financial Statements, from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020, as filed with the Securities and Exchange Commission on July 9, 2020

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: February 2, 2021	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Company Secretary